

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

August 15, 2007

<u>Via Mail and Fax</u>

Edgar Bronfman, Jr.
Chairman and Chief Executive Officer
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

        RE: **WMG Acquisition Corp.**
                    Warner Music Group Corp.
                    Form 10-K: For the Year Ended September 30, 2006
                    Form 10-Q: For the Period Ended March 31, 2007
                    Form 8-K: Furnished May 8, 2007
                    File Numbers: 333-121322, 001-32502

Dear Mr. Bronfman:

       We have reviewed the above referenced filings and have the following comments. Except as indicated in comment number 19, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision or amendment is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

WMG Acquisition Corp.

Form 10-K: For the Year Ended September 30, 2006

Item 1. Business, page 1
Our Business Strengths, page 1
Flexible Cost Structure With Low Capital Expenditure Requirements, page 2

1. Please explain to us and disclose what you mean when you state that you "have contractual flexibility with regard to the timing and amounts of advances paid" and how your accounting for the related advances is affected.

Item 7. Management's Discussion and Analysis …, page 37
Results of Operations, page 45
Twelve Months Ended September 30, 2006 Compared to Twelve Months Ended
September 30, 2005, page 45

2. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that costs of revenues decreased in 2006 due, in part, to fewer unrecoverable advances, but you do not quantify this factor nor analyze the underlying reason for the change. We believe your disclosures could be improved and made much more user-friendly and clearer by:

    a) increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
    b) using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
    c) refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
    d) ensuring that all material factors are quantified and analyzed; and
    e) quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate (for example, quantifying the change in digital sales that was related to volume changes as opposed to price increases).

3. Please revise to include a table or tables detailing revenues both by geography (U.S., international, total) and by segment (recorded music, music publishing) and sub-category (such as digital sales, physical sales, licensing for recorded music, and mechanical, synchronization, performance, and other for music publishing) for each period discussed. Please include columns for dollar and percentage changes and common size percentages to the extent you believe useful. We believe such a table or

tables will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management, which we believe should be the focus of these disclosures.

4. We note your discussion and analysis of costs of revenues is limited to a single paragraph on a consolidated basis, while your segment discussion of expenses is limited to the context of OIBDA, which does not address your expenses directly. We believe your segment OIBDA disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of OIBDA) for each segment (including corporate). Further, we believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of revenues and SG&A, such as A&R, licensing, distribution, manufacturing, marketing costs, and other components, as appropriate. In addition, where discussing changes in these significant components, please provide total amounts in addition to the changes to provide context to readers. For example, you state that selling and marketing costs increased by $33 million in 2006, but do not disclose total selling and marketing costs. As noted above, tables will help in this regard.

Selling, general and administrative expenses, page 46

5. You refer to the effect of bad debt expense in partial explanation of the increase in S,G&A expenses, however such effect is not evident in Schedule II in regard to the allowance for doubtful accounts. Please tell us the amount of bad debt expense recorded in fiscal 2006 and 2005 and how these amounts are reflected in Schedule II.

Other income, net, page 47

6. Please tell us the estimated gross amounts of what you expected to receive and the payments to artists related to the KaZaA copyright infringement lawsuit settlement and the basis for these estimates. Also, explain to us why you believe it was appropriate to recognize net income for this settlement in fiscal 2006 prior to receipt of the settlement, as well as the basis for recording estimates of net receipts for other settlements recorded in other income, net in fiscal 2005. Further, tell us and disclose when you expect to receive the proceeds of the settlements recorded in each year and the factors that may affect amounts received and paid to be materially different from the amounts you estimated and recorded.

Loss on termination of management agreement, page 47

7. Please explain to us why you were required to pay a termination fee in the termination of the management agreement when it was the other party that terminated the agreement and how the amount of the termination fee was determined.

Reconciliation of Consolidated Historical OIBDA to Operating Income and Net Income (Loss), page 48
Depreciation expense, page 48

8. It is not clear to us why lower capital expenditures necessarily translates into less depreciation, particularly when no disclosure was noted of dispositions, impairments, and/or fully depreciated assets, and gross property, plant and equipment (exclusive of construction in progress) has increased. Please advise.

Income tax expense, page 49

9. Please explain to us and disclose the basis for a higher percentage of shared service operating expenses being allocated to foreign income in fiscal 2006 that had the effect of reducing foreign income taxes and the overall tax provision. Please advise and disclose if this represents a trend in the way domestic and international operations are to be conducted, and if so, the basis for such change and anticipated impacts of such.

Business Segment Results, page 50
Recorded Music, page 50

10. Please explain to us how a comparatively larger number of releases sold in excess of 1 million units contributes to an increase in selling and marketing costs in fiscal 2006 and the associated amount of the increase in these costs.

Music Publishing, page 51

11. Please explain to us the basis for and associated amount of the favorable royalty adjustments in fiscal 2006 to accurately state your royalty payable balances as indicated in the first full paragraph of page 52.

Contractual Obligations, page 66

12. Since interest is material to your operations and cash flow, please include in the table the amount of interest associated with long term debt and the basis for the amount of interest. If it is not practicable to include an amount for interest, please disclose the reason.

Notes to Consolidated and Combined Financial Statements, page 84
Note 3. Summary of Significant Accounting Policies, page 86
Revenues, page 87
Recorded Music, page 87

13. In regard to digital distribution channels, explain to us and disclose your relationship with providers of your recorded music with respect to the timing of when you recognize revenues and determining the amount thereof. For example, describe how your recorded music is made available to the digital distributors and how you are notified by the providers of the amount of revenue attributed to you and when it has been earned by you. Also, explain to us and disclose the compensation arrangements, such as in regard to licensing, rights or other arrangements, you have with digital distributors, whether you are the recipient or payor of the compensation, and your accounting for such arrangements. Further, explain to us and disclose the costs associated with generating revenues associated with digital distribution channels and how you determine when such costs are recognized in earnings.

14. Please revise to disclose your accounting policy for recognition of recorded music costs, both acquired and non-acquired.

Music Publishing, page 87

15. Please explain to us why it is proper to recognize music publishing royalties when received. Tell us the uncertainties involved in determining when this revenue has been earned such that it can only be recorded upon receipt. Further, describe for us the process by which you obtain information from third parties from which you record these revenues, how such revenue is attributed to you by these parties, and how the information provided affects the timing of when you recognize and record such revenue

Royalty Advances and Royalty Costs, page 88

16. Please disclose for each year presented the amount written-off for advances deemed unrecoverable.

Note 9. Goodwill and Intangible Assets, page 96

17. Please explain to us why it is proper to record the purchase accounting adjustments against goodwill rather than in earnings. Tell us whether any of the adjustments were made beyond one year of the associated purchase.

18. We note that you amortize your recorded music catalog over a period of ten years. Based on the amounts presented in your table of expected amortization for each of the next five years, it appears that you amortize this intangible on a straight-line basis.

Please tell us whether our understanding is correct and, if so, why you believe the straight-line method is appropriate. In this regard, please tell us the actual historical and expected future pattern of economic benefits generated by the catalog asset.

Note 12. Debt, page 100

19. We note your December 2004 issuance of senior discount notes and PIK notes, which were repaid, in whole or in part, in June 2005. You state that interest accrued on the discount notes in the form of an increase in the accreted value of the notes and that interest accrued on the PIK notes in the form of additional PIK notes. You state that you were required to pay all accrued interest as of the redemption date relating to the notes that were redeemed, and that this included $4 million in accreted value of the discount notes and $9 million related to the PIK notes. It appears that the repayment of this $13 million in accrued interest was recognized as a financing cash outflow in the debt repayments line in the financing activities section of your statement of cash flows for the year ended September 30, 2005. Paragraph 23(d) of SFAS 95 requires cash payments to lenders and creditors for interest to be classified as operating cash flows. Therefore, it appears that you should amend your filing to restate your financial statements for this repayment of interest, which appears material to 2005 operating cash flows.

Note 15. Stock-Based Compensation Plans, page 106

20. Please explain to us the basis for a term of 6 years for stock options when the aggregate of the amounts disclosed as exercised and forfeited suggests a shorter term.

21. Please disclose the following information pursuant to the indicated paragraphs of FAS 123R:
    a) method used to incorporate the indicated factors associated with the term of stock options into the fair value of the options pursuant to paragraph A240(e)(2)(a);
    b) stock options expected to vest and fully vested options (to the extent fully vested options differ from options that are exercisable) pursuant to paragraph A240d;
    c) the weighted average period over which total compensation cost related to nonvested awards is expected to be recognized pursuant to paragraph A240h; and
    d) tax benefit associated with stock options exercised pursuant to paragraph A240i.

Item 9A. Controls and Procedures, page 133
Evaluation of Disclosure Controls and Procedures, page 134

22. It appears from your disclosure that the conclusion reached in regard to your disclosure controls and procedures is qualified in that they provided reasonable assurance only with respect to "information required to be disclosed in reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within time periods specified in SEC rules and forms" and not also in regard

to "information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding the required disclosure." Please represent to us whether or not your disclosure controls were qualified in this fashion, and if qualified, the facts and circumstances associated with this qualification. Ensure your future disclosure in each periodic report filed addresses all aspects embodied in the full definition of "disclosure controls and procedures" specified in Exchange Act rules 13a-15(e) and 15d-15(e), as appropriate.

Form 10-Q: For the Period Ended March 31, 2007

Management's Discussion and Analysis …, page 24
Six Months Ended March 31, 2007 Compared to Six Months Ended March 31, 2006, page 35
Consolidated Historical Results, page 35
Cost of revenues, page 36

23. Please explain to us and disclose in further detail how the change in product mix influences the amount of royalty expense recorded and the circumstances associated with the royalty advance write offs.

Warner Music Group Corp.

Form 10-K: For the Year Ended September 30, 2006

General

24. As applicable and appropriate, please address in the filings of Warner Music Group the comments indicated above for WMG Acquisition Corp.

Consolidated and Combined Statements of Cash Flows, page 89

25. Within financing activities, please present proceeds of borrowings and related financing costs on a gross basis. Refer to paragraph 11 of FAS 95.

Notes to Consolidated and Combined Audited Financial Statements, page 91
Note 21. Derivative Financial Instruments, page 127
Warrants, page 128

26. Please explain to us how the fair value of the warrants was determined when issued, at September 30, 2004, and when repurchased. Explain to us the reason for the significant increase in the value of the warrants from their value of $35 million at the date when issued of March 1, 2004 to their value of $155 million at September 30, 2004.

Form 8-K: Furnished May 8, 2007

27. We note in exhibit 99 to this filing and other Form 8-Ks in regard to periodic earnings releases that you have described realignment and restructuring costs incurred as "nonrecurring." Since you have incurred such or similar costs in the last two years and you expect to incur them further in fiscal 2007, please discontinue describing these costs in this manner, or explain to us why you believe such description is appropriate.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief

cc: Michael D. Fleisher, Executive Vice President and Chief Financial Officer